FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2016

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – Telxius - Global Telecommunications Infrastructure Company	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA CREATES TELXIUS, A GLOBAL TELECOMMUNICATIONS INFRASTRUCTURE COMPANY

Madrid, 10th February 2016.- Today Telefónica announced the creation of Telxius, a new global company which brings together certain infrastructure assets of the Group and for which Telefónica has proposed the appointment of Alberto Horcajo as CEO. The incorporation of the new company is part of the optimisation strategy for the Telefónica Group asset portfolio.

Telxius will enable the management of the Telefónica Group’s infrastructure on a global scale with a more specialised and focused approach, with the aim of increasing the services provided to other operators, improving the return on capital invested and allowing Telxius to participate more actively in the growth opportunities that exist in the industry, including the possibility of incorporating third party assets.

The infrastructure assets which will initially be brought together in Telxius will include approximately 15,000 Telefónica telecommunication towers in Spain and other countries, as well as the Telefónica Group´s international network of 31,000km of submarine fibre optic cable, including SAM-1, a submarine cable that connects the United States with Central and South America.

Telefónica currently manages a high capacity fibre optic cable network which connects more than 40 countries in Europe and the Americas, including the United States. This is an international Tier-1 network which carries more than 4,5Tbps of traffic throughout the year and provides telecommunications services both to Telefónica Group and other fixed and mobile operators, internet service providers (ISPs) and content providers.

Over the coming months, a number of newly created companies, including the aforementioned assets, will be gradually integrated into Telxius.

About Telefónica

Telefónica is one of the largest telecommunications companies in the world by market capitalization and number of customers with a comprehensive offering and quality of connectivity that is delivered over world class fixed, mobile and broadband networks. As a growing company it prides itself on providing a differential experience based both on its corporate values and a public position that defends customer interests.

The company has a significant presence in 21 countries and a customer base of over 327 million accesses around the world. Telefónica has a strong presence in Spain, Europe and Latin America, where the company focuses an important part of its growth strategy.

Telefónica is a 100% listed company, with more than 1.5 million direct shareholders. Its share capital currently comprises 4,975,199,197 ordinary shares traded on the Spanish Stock Market and on those in London, New York, Lima, and Buenos Aires.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: February 11, 2016	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
	Name:	Ramiro Sánchez de Lerín García-Ovies
	Title:	General Secretary and Secretary to the Board of Directors